Exhibit 4.2

CERTIFICATE OF DESIGNATION OF THE SERIES A REDEEMABLE

PREFERRED STOCK OF LEGION CAPITAL CORPORATION

The undersigned, a duly authorized officer of Legion Capital Corporation, a Florida corporation (the “Company”), in accordance with the provisions of Section 607.0602 of the Florida Business Corporation Act, does hereby certify that the following resolution was duly adopted by the Board of Directors by unanimous written consent pursuant to Section 607.0821 of the Florida Business Corporation Act on February 1, 2020 :

RESOLVED, that the Board has determined that it is in the best interests of the Company to provide for the designation and issuance of Series A Redeemable Preferred Stock, par value $.01 per share (the “Redeemable Preferred Stock”), to consist of up to 20,000 shares, and hereby fixes the powers, designations, preferences and relative other special rights of the shares of such Redeemable Preferred Stock as follows:

SECTION 1

DESIGNATION AND RANK

1.1 Designation. This resolution shall provide for a series of preferred stock, the designation of which shall be “Redeemable Preferred Stock”, par value $0.01 per share. The number of authorized shares constituting the Redeemable Preferred Stock is 20,000 and shall be sold by the Company at the price of $1,000 per share. (“Stated Value”)

1.2 Rank. With respect to the payment of dividends and other distributions on the capital stock of the Company, including distribution of the assets of the Company upon Liquidation (as defined below), the Redeemable Preferred Stock shall be senior to the common stock of Legion Finance, LLC (“Legion Finance”), a wholly owned subsidiary of the Company, (the “Common Stock”), but shall have no ranking or status in Legion Capital Corporation, and shall only have rank within Legion Finance.

SECTION 2

DIVIDEND RIGHTS

2.1 Dividends. A preferred dividend (“Preferred Dividend”) on each outstanding share of Redeemable Preferred Stock is payable in monthly installments on the first day of each month (or the next following business day thereafter in the event such date is not a business day with no additional interest accruing), during each fiscal quarter of the Company, at the rate of 7.50% per annum to any holder (“Holder”) based on the face value of the amount of Redeemable Preferred Stock owned by such Holder in the Measuring Period described below. Preferred Dividends begin accruing on, and will be cumulative from, regardless of whether our Board of Directors declares and pays such dividends, the first day of the month following the month in which any Holder purchased a share of Redeemable Preferred Stock thereof.  In addition to the Preferred Dividend, Holders of Redeemable Preferred Stock are eligible to receive an annual profit distribution (“Profit Distribution”) in an amount between 0% and 6% of the annually audited net income (“Profit”) of the Company subsidiary Legion Finance, LLC. Holders will have no rights to participate in other profits of Legion Capital Corporation or its affiliates or subsidiaries. The Profit Distribution will be payable annually on or before April 15th only to current Redeemable Preferred Stockholders of record that have owned their Shares for a minimum of 9 months prior to April 15th (“Measuring Period). The Profit Distribution shall be allocated and paid on a pro-rata basis as determined by:

(i) The pro-rata percentage of dollar amount ownership of each individual Holder measured in relation to the total group (based on dollar amount) of Redeemable Preferred Stockholders of record during the Measuring Period; and

(ii) As further pro-rated and measured by the total dollar amount of Redeemable Preferred Stock held during any Measuring Period on a sliding scale ranging from -0- to $20 million. The Profit Distribution will be anywhere from 0% of the Profit if  $0 of Redeemable Preferred Stock is owned during the Measuring Period to as much as 6% of the Profit if $20 million of Redeemable Preferred Stock is held during the Measuring Period, with the actual percentage being tied to the actual dollar amount of Redeemable Preferred Stock outstanding during the measuring period.

During any period of time where there is not sufficient cash to pay either the Preferred Dividend or the Profit Distribution, such amounts shall be accrued and such accrued but unpaid payments shall be paid and brought current prior to any Management Fees (as defined in the Operating Agreement for Legion Finance) being paid to the Company.

SECTION 3

LIQUIDATION RIGHTS

3.1 Liquidation Preference. Upon any liquidation of all or substantially all of the assets of Legion Finance (“Liquidation”), the holders of Redeemable Preferred Stock shall be entitled to receive out of the assets of Legion Finance, whether such assets are capital, surplus or earnings, an amount of money equal to the face value of each Holder’s Redeemable Preferred Stock, plus any accrued and unpaid Preferred Dividend, plus any accrued and unpaid Profit Participation per share of Redeemable Preferred Stock. Thereafter, no further distributions shall be made to the Holders of Redeemable Preferred Stock in respect of such shares.

For purposes hereof, “Liquidation” means (A) a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, (B) a consolidation or merger of the Company with or into any other person(s), entity or entities in which less than a majority of the outstanding voting power of the surviving person(s), entity or entities is held by persons or entities who were shareholders of the Company prior to such event or (C) a sale or other disposition (whether in a single transaction or a series of related transactions) of substantially all of the assets of the Company.

3.2 Pro Rata Distribution. If, upon any Liquidation, the assets of the Company shall be insufficient to pay the amounts set forth above to all Holders, then the entire net assets of Legion Finance shall be distributed among the holders of the Redeemable Preferred Stock, ratably in proportion to the full amounts to which they would otherwise be respectively entitled and such distributions may be made in cash or in property taken at its fair value (as determined in good faith by the Company’s Board of Directors), or both, at the election of the Company’s Board of Directors.

SECTION 4

VOTING RIGHTS

4.1 Voting Rights. The Holders of Redeemable Preferred Stock shall not have any voting rights in the Company or in Legion Finance, or otherwise be entitled to vote on any matters undertaken by either the Company or Legion Finance.

SECTION 5

REDEMPTION RIGHTS

During the period beginning on the date of original issuance, holders of Series A Redeemable Preferred Stock will have the right to request that the Company redeem such shares at a redemption price equal to the Stated Value of such redeemed shares, plus any accrued but unpaid dividends thereon, less the applicable redemption fee (if any). As a percentage of the aggregate redemption price of a holder’s shares to be redeemed, the redemption fee shall be:

● 12% if requested and granted during the first 12 months following the original issue of such shares of Redeemable Preferred Stock.

● 10% if the redemption is requested and granted after the first anniversary and before the second anniversary of the original issuance of such shares of Redeemable Preferred Stock.

● 8% if the redemption is requested and granted after the second anniversary and before the third anniversary of the original issuance of such shares of Redeemable Preferred Stock.

● 5% if the redemption is requested and granted after the third anniversary and before the fourth anniversary of the original issuance of such shares of Redeemable Preferred Stock.

Beginning four years from the date of original issuance of such shares of Redeemable Preferred Stock, no redemption fee shall be subtracted from the redemption price.

The Company will not be obligated in all cases to redeem shares of Redeemable Preferred Stock, whether upon a redemption request by a holder, at the option of the Company, or upon the death, total disability or bankruptcy of a holder. In particular, the Company will not redeem or repurchase any preferred shares if the Company is restricted by applicable law or our Certificate of Incorporation, as amended, from making such redemption or to the extent any such redemption would cause or constitute a default under any borrowing agreements to which the Company or any of its subsidiaries are a party or otherwise bound. In addition, the Company will have no obligation to redeem shares of Redeemable Preferred Stock upon a redemption request made by a holder if, in the Company’s sole discretion, the Company does not have sufficient funds available to fund such redemption.

SECTION 6

MISCELLANEOUS

6.1 Headings of Subdivisions. The headings of the various Sections hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

6.2 Severability of Provisions. If any right, preference or limitation of the Redeemable Preferred Stock set forth herein (as this resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended), which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

In Witness Whereof, the Company has caused this Certificate of Designation to be executed by James S. Byrd, Chairman and CEO of the Company this 1st day of February, 2020.

Legion Capital Corporation

By:	/s/ James S. Byrd
James S. Byrd, Chairman and CEO

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